# EXHIBIT 1

## Short-Term Rates
## and Resulting Costs of Leverage

| S&P High Grade Index (or SIFMA)* | Resulting Rates (including fees) | | | |
|---|---|---|---|---|
| | VRDP | TOB | MTP | ARPS (Maximum Rate) |
| 0.25% | 1.50% | 0.65% | 2.65% | 0.57% |
| 0.50% | 1.75% | 0.90% | 2.65% | 1.00% |
| 0.75% | 2.00% | 1.15% | 2.65% | 1.42% |
| 1.00% | 2.25% | 1.40% | 2.65% | 1.84% |
| 1.25% | 2.50% | 1.65% | 2.65% | 2.27% |
| 1.50% | 2.75% | 1.90% | 2.65% | 2.69% |
| **1.75%** | **3.00%** | **2.15%** | **2.65%** | **3.11%** |
| 2.00% | 3.25% | 2.40% | 2.65% | 3.53% |
| 2.25% | 3.50% | 2.65% | 2.65% | 3.96% |
| 2.50% | 3.75% | 2.90% | 2.65% | 4.38% |
| 2.75% | 4.00% | 3.15% | 2.65% | 4.80% |
| 3.00% | 4.25% | 3.40% | 2.65% | 5.23% |

Notes

SIFMA and S&P High Grade Index (commonly refered to as Kenny) are assumed to be equals. This is evidenced by nearly identical 10 Yr averages.

VRDP includes .75% liquidity provider fee (per Nuveen funds annual reports)

TOB includes .40% fee for Put feature (consistent with long term average)

ARPS include .15% auction agent fee (reduced from .25% effective 5/1/2009)

**EXHIBIT 2**

**KEY PROVISIONS FROM SECTIONS 1 AND 18**
**OF THE INVESTMENT COMPANY ACT OF 1940**

**Key Provisions From Section 1**

## FINDINGS AND DECLARATION OF POLICY

SEC. 1. (a) Upon the basis of facts disclosed by the record and reports of the Securities and Exchange Commission made pursuant to section 30 of the Public Utility Holding Company Act of 1935, and facts otherwise disclosed and ascertained, it is hereby found that investment companies are affected with a national public interest in that, among other things—

(1) the securities issued by such companies, which constitute a substantial part of all securities publicly offered, are distributed, purchased, paid for, exchanged, transferred, redeemed, and repurchased by use of the mails and means and instrumentalities of interstate commerce, and in the case of the numerous companies which issue redeemable securities this process of distribution and redemption is continuous;

(2) the principal activities of such companies-investing, reinvesting, and trading in securities-are conducted by use of the mails and means and instrumentalities of interstate commerce, including the facilities of national securities exchanges, and constitute a substantial part of all transactions effected in the securities markets of the Nation;

(3) such companies customarily invest and trade in securities issued by, and may dominate and control or otherwise affect the policies and management of, companies engaged in business in interstate commerce;

(4) such companies are media for the investment in the national economy of a substantial part of the national savings and may have a vital effect upon the flow of such savings into the capital markets; and

(5) the activities of such companies, extending over many States, their use of the instrumentalities of interstate commerce and the wide geographic distribution of their security holders, make difficult, if not impossible, effective State regulation of such companies in the interest of investors.

(b) Upon the basis of facts disclosed by the record and reports of the Securities and Exchange Commission made pursuant to section 30 of the Public Utility Holding Company Act of 1935, and facts otherwise disclosed and ascertained, it is hereby declared that the national public interest and the interest of investors are adversely affected—

(1) when investors purchase, pay for, exchange, receive dividends upon, vote, refrain from voting, sell, or surrender securities issued by investment companies without adequate, accurate, and explicit information, fairly presented, concerning

the character of such securities and the circumstances, policies, and financial responsibility of such companies and their management;

(2) when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;

(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;

(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed, or when investment companies are managed by irresponsible persons;

(5) when investment companies, in keeping their accounts, in maintaining reserves, and in computing their earnings and the asset value of their outstanding securities, employ unsound or misleading methods, or are not subjected to adequate independent scrutiny;

(6) when investment companies are reorganized, become inactive, or change the character of their business, or when the control or management thereof is transferred, without the consent of their security holders;

(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or

(8) when investment companies operate without adequate assets or reserves.

It is hereby declared that the policy and purposes of this title, in accordance with which the provisions of this title shall be interpreted, are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.

(Aug. 22, 1940, ch. 686, title I, Sec. 1, 54 Stat. 789.)

REFERENCES IN TEXT

The Public Utility Holding Company Act of 1935, referred to in text, is act Aug. 26, 1935, ch. 687, title I, 49 Stat. 838, as amended, which was classified generally to chapter 2C (Sec. 79 et seq.) of U.S. Code Title 15, Commerce and Trade, prior to being repealed by Pub. L. 109-58, title XII, subtitle F, Sec. 1263, Aug. 8, 2005, 119 Stat. 974.

TRANSFER OF FUNCTIONS

For transfer of functions of Securities and Exchange Commission, with certain exceptions, to Chairman of such Commission, see Reorg. Plan No. 10 of 1950, Sec. 1, 2, eff. May 24, 1950, 15 F.R. 3175, 64 Stat. 1265.

GENERAL DEFINITIONS

SEC. 2. (a) When used in this title, unless the context otherwise requires—

(1) "Advisory board" means a board, whether elected or appointed, which is distinct from the board of directors or board of trustees, of an investment company, and which is composed solely of persons who do not serve such company in any other capacity, whether or not the functions of such board are such as to render its members "directors" within the definition of that term, which board has advisory functions as to investments but has no power to determine that any security or other investment shall be purchased or sold by such company.

(2) "Affiliated company" means a company which is an affiliated person.

(3) "Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

(4) "Assignment" includes any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor's outstanding voting securities by a security holder of the assignor; but does not include an assignment of partnership interests incidental to the death or withdrawal of a minority of the members of the partnership having only a minority interest in the partnership business or to the admission to the partnership of one or more members who, after such admission, shall be only a minority of the members and shall have only a minority interest in the business.

(5) "Bank" means (A) a depository institution (as defined in section 3 of the Federal Deposit Insurance Act) or a branch or agency of a foreign bank (as such terms are defined in section 1(b) of the International Banking Act of 1978), (B) a member bank of the Federal Reserve System, (C) any other banking institution or trust company, whether incorporated or not, doing business under the laws of any State or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to national banks under the authority of the Comptroller of the Currency, and which is supervised and ex-

**Key Provisions From Section 18**

CAPITAL STRUCTURE

SEC. 18. (a) It shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless—

(1) if such class of senior security represents an indebtedness—

(A) immediately after such issuance or sale, it will have an asset coverage of at least 300 per centum;

(B) provision is made to prohibit the declaration of any dividend (except a dividend payable in stock of the issuer), or the declaration of any other distribution, upon any class of the capital stock of such investment company, or the purchase of any such capital stock, unless, in every such case, such class of senior securities has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300 per centum after deducting the amount of such dividend, distribution, or purchase price, as the case may be, except that dividends may be declared upon any preferred stock if such senior security representing indebtedness has an asset coverage of at least 200 per centum at the time of declaration thereof after deducting the amount of such dividend; and

(C) provision is made either—

(i) that, if on the last business day of each of twelve consecutive calendar months such class of senior securities shall have an asset coverage of less than 100 per centum, the holders of such securities voting as a class shall be entitled to elect at least a majority of the members of the board of directors of such registered company, such voting right to continue until such class of senior security shall have an asset coverage of 110 per centum or more on the last business day of each of three consecutive calendar months, or

(ii) that, if on the last business day of each of twenty-four consecutive calendar months such class of senior securities shall have an asset coverage of less than 100 per centum, an event of default shall be deemed to have occurred;

(2) if such class of senior security is a stock—

(A) immediately after such issuance or sale it will have an asset coverage of at least 200 per centum;

(B) provision is made to prohibit the declaration of any dividend (except a dividend payable in common stock of the issuer), or the declaration of any other distribution, upon the common stock of such investment company, or the purchase of any such common stock, unless in every such case such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200 per centum after deducting the amount of such dividend, distribution or purchase price, as the case may be;

(C) provision is made to entitle the holders of such senior securities, voting as a class, to elect at least two directors at all times, and, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, to elect a majority of the directors if at any time dividends on such class of securities shall be unpaid in an amount equal to two full years' dividends on such securities, and to continue to be so represented until all dividends in arrears shall have been paid or otherwise provided for;

(D) provision is made requiring approval by the vote of a majority of such securities, voting as a class, of any plan of reorganization adversely affecting such securities or of any action requiring a vote of security holders as in section 13(a) provided; and

(E) such class of stock shall have complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.

(b) The asset coverage in respect of a senior security provided for in subsection (a) may be determined on the basis of values calculated as of a time within forty-eight hours (not including Sundays or holidays) next preceding the time of such determination. The time of issue or sale shall, in the case of an offering of such securities to existing stockholders of the issuer, be deemed to be the first date on which such offering is made, and in all other cases shall be deemed to be the time as of which a firm commitment to issue or sell and to take or purchase such securities shall be made.

(c) Notwithstanding the provisions of subsection (a) it shall be unlawful for any registered closed-end investment company to issue or sell any senior security representing indebtedness if immediately thereafter such company will have outstanding more than one class of senior security representing indebtedness, or to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of indebtedness or stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends, and (2) promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, shall not be deemed to be a separate class of senior securities representing indebtedness within the meaning of this subsection (c).

(d) It shall be unlawful for any registered management company to issue any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than one hundred and twenty days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders; except that any warrant may be issued in exchange for outstanding warrants in connection with a plan of reorganization.

(e) The provisions of this section 18 shall not apply to any senior securities issued or sold by any registered closed-end company—

(1) for the purpose of refunding through payment, purchase, redemption, retirement, or exchange, any senior security of such registered investment company except that no senior security representing indebtedness shall be so issued or sold for the purpose of refunding any senior security which is a stock; or

(2) pursuant to any plan of reorganization (other than for refunding as referred to in paragraph (1) of this subsection, provided—

(A) that such senior securities are issued or sold for the purpose of substituting or exchanging such senior securities for outstanding senior securities, and if such senior securities represent indebtedness they are issued or sold for the purpose of substituting or exchanging such senior securities for outstanding senior securities representing indebtedness, of any registered investment company which is a party to such plan of reorganization; or

(B) that the total amount of such senior securities so issued or sold pursuant to such plan does not exceed the total amount of senior securities of all the companies which are parties to such plan, and the total amount of senior securities representing indebtedness so issued or sold pursuant to such plan does not exceed the total amount of senior securities representing indebtedness of all such companies, or, alternatively, the total amount of such senior securities so issued or sold pursuant to such plan does not have the effect of increasing the ratio of senior securities representing indebtedness to the securities representing stock or the ratio of senior securities representing stock to securities junior thereto when compared with such ratios as they existed before such reorganization.

(f)(1) It shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: Provided, That immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company: And provided further, That in the event that such asset coverage shall at any time fall below 300 per centum such registered company shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.

(2) "Senior security" shall not, in the case of a registered open-end company, include a class or classes or a number of series of preferred or special stock each of which is preferred over all other classes or series in respect of assets specifically allocated to that class or series: Provided, That (A) such company has outstanding no class or series of stock which is not so preferred over all other classes or series, or (B) the only other outstanding class of the

issuer's stock consists of a common stock upon which no dividend (other than a liquidating dividend) is permitted to be paid and which in the aggregate represents not more than one-half of 1 per centum of the issuer's outstanding voting securities. For the purpose of insuring fair and equitable treatment of the holders of the outstanding voting securities of each class or series of stock of such company, the Commission may by rule, regulation, or order direct that any matter required to be submitted to the holders of the outstanding voting securities of such company shall not be deemed to have been effectively acted upon unless approved by the holders of such percentage (not exceeding a majority) of the outstanding voting securities of each class or series of stock affected by such matter as shall be prescribed in such rule, regulation, or order.

(g) Unless otherwise provided: "Senior security" means any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and "senior security representing indebtedness" means any senior security other than stock.

The term "senior security", when used in subparagraphs (B) and (C) of paragraph (1) of subsection (a), shall not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed; nor shall such term, when used in this section 18, include any such promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5 per centum of the value of the total assets of the issuer at the time when the loan is made. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes. Any such presumption may be rebutted by evidence.

(h) "Asset coverage" of a class of senior security representing an indebtedness of an issuer means the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. "Asset coverage" of a class of senior security of an issuer which is a stock means the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock shall be deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

(i) Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company (except a common-law trust of the character described in section 16(c)) shall be a voting stock and have equal voting rights with every other outstanding voting stock:

Provided, That this subsection shall not apply to shares issued pursuant to the terms of any warrant or subscription right outstanding on March 15, 1940, or any firm contract entered into before March 15, 1940, to purchase such securities from such company nor to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

(j) Notwithstanding any provision of this title, it shall be unlawful, after the date of enactment of this title, for any registered face-amount certificate company—

    (1) to issue, except in accordance with such rules, regulations, or orders as the Commission may prescribe in the public interest or as necessary or appropriate for the protection of investors, any security other than (A) a face-amount certificate; (B) a common stock having a par value and being without preference as to dividends or distributions and having at least equal voting rights with any outstanding security of such company; or (C) short-term payment or promissory notes or other indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged and not intended to be publicly offered;

    (2) if such company has outstanding any security, other than such face-amount certificates, common stock, promissory notes, or other evidence of indebtedness, to make any distribution or declare or pay any dividend on any capital security in contravention of such rules and regulations or orders as the Commission may prescribe in the public interest or as necessary or appropriate for the protection of investors or to insure the financial integrity of such company, to prevent the impairment of the company's ability to meet its obligations upon its face-amount certificates; or

    (3) to issue any of its securities except for cash or securities including securities of which such company is the issuer.

(k) The provisions of subparagraphs (A) and (B) of paragraph (1) of subsection (a) of this section shall not apply to investment companies operating under the Small Business Investment Act of 1958, and the provisions of paragraph (2) of said subsection shall not apply to such companies so long as such class of senior security shall be held or guaranteed by the Small Business Administration.

(Aug. 22, 1940, ch. 686, title I, Sec. 18, 54 Stat. 817; Pub. L. 85-699, title III, Sec. 307(c), Aug. 21, 1958, 72 Stat. 694; Pub. L. 91-547, Sec. 10, Dec. 14, 1970, 84 Stat. 1421; Pub. L. 85-699, title III, Sec. 317, formerly Sec. 319, Aug. 21, 1958, as added Pub. L. 92-595, Sec. 2(g), Oct. 27, 1972, 86 Stat. 1316, renumbered Sec. 317, Pub. L. 104-208, div. D, title II, Sec. 208(h)(1)(E), Sept. 30, 1996, 110 Stat. 3009-747; Pub. L. 94-29, Sec. 28(4), June 4, 1975, 89 Stat. 165; Pub. L. 100-181, title VI, Sec. 613, Dec. 4, 1987, 101 Stat. 1261; Pub. L. 105-353, title III, Sec. 301(c)(4), Nov. 3, 1998, 112 Stat. 3236.)

REFERENCES IN TEXT

For the effective date of this title, referred to in text, see section 53 of this Act.

The Small Business Investment Act of 1958, referred to in text, is Pub. L. 85-699, Aug. 21, 1958, 72 Stat. 689, as amended, which is classified principally to chapter 14B (Sec. 661 et seq.) of U.S. Code Title 15, Commerce and Trade.

### AMENDMENTS

1998 — Subsec. (e)(2). Pub. L. 105-353 substituted "paragraph (1) of this subsection" for "subsection (e)(2) of this section" in introductory provisions.

1987 — Subsec. (e). Pub. L. 100-181 redesignated pars. (2) and (3) as (1) and (2), respectively, and struck out former par. (1).

1975 — Subsec. (i). Pub. L. 94-29 made changes in references.

1972 — Subsec. (k). Section 319 of Pub. L. 85-699, as added by Pub. L. 92-595, inserted provision that subsec. (a)(2) shall not apply to companies operating under the Small Business Investment Act of 1958, so long as such class of senior security shall be held or guaranteed by the Small Business Administration.

1970 — Subsec. (f)(2). Pub. L. 91-547 substituted "That (A)" and "or (B) the" for "(A) That" and "or (B) that the" and inserted provision for purpose of insuring fair and equitable treatment of the holders of the outstanding voting securities of each class or series of stock of such company, that the Commission may by rule, regulation, or order direct that any matter required to be submitted to the holders of the outstanding voting securities of such company shall not be deemed to have been effectively acted upon unless approved by the holders of such percentage (not exceeding a majority) of the outstanding voting securities of each class or series of stock affected by such matter as shall be prescribed in such rule, regulation, or order.

1958 — Subsec. (k). Pub. L. 85-699 added subsec. (k).

### EFFECTIVE DATE OF 1975 AMENDMENT

Amendment by Pub. L. 94-29 effective June 4, 1975, see section 31(a) of Pub. L. 94-29.

### EFFECTIVE DATE OF 1970 AMENDMENT

Amendment by Pub. L. 91-547 effective Dec. 14, 1970, see section 30 of Pub. L. 91-547.

### TRANSFER OF FUNCTIONS

For transfer of functions of Securities and Exchange Commission, with certain exceptions, to Chairman of such Commission, see Reorg. Plan No. 10 of 1950, Sec. 1, 2, eff. May 24, 1950, 15 F.R. 3175, 64 Stat. 1265.

### DIVIDENDS

SEC. 19. (a) It shall be unlawful for any registered investment company to pay any dividend, or to make any distribution in the

EXHIBIT 3

E-Mail Received From ARPS Shareholder

**MESSAGE FROM ARPS INVESTOR:**

**From:** XXXXX
**Sent:** Sunday, July 18, 2010 10:01 PM
**To:** Info@Karpus
**Subject:** Arps

To Whom it May Concern, I am attaching a letter I have written detailing how my life is spinning out of control because my life savings were invested by Oppenheimer & Co (**at their recommendation**) in Auction Rate Preferred Bonds.

The letter details how I had to take out a bank loan in order to pay a very large tax liability-which is a significant portion of the ARS that are frozen. With the current financial situation they will be frozen for many years to come. The interest on the note is $5,500/month and believe it or not the interest on $2.4 million dollars is around $875/month – which I also can't fathom how a note or bond could be in default and the interest is lower in default then when the bond was "liquid" – and this will totally deplete my life savings and any monies I want to leave to my daughter.

Please offer any suggestions on where I can turn for a "life line" as the concern for the millions of people that remain frozen from their money has been totally lost.

Thank you in advance for any assistance you may offer.

My Letter;

All, my name is XXXXX and I live in XXXXX, XXXXX

This is a story about trust. We as the "retail buyers" of all stocks and bonds and other securitized offerings through traditional brokerage houses with licensed stock brokers, risk managers and the companies that hold their licenses.

I work with more than one brokerage firm but in this instance regarding Auction Rate Preferred bonds ("ARPS") my dealing were with Oppenheimer & CO ("OPCO").

In late 2007 I had a rather large liquidity event and received about 5 million dollars, $1.6 million of which was reserved for the taxes. I wasn't sure where to invest the money so I asked OPCO where I could hold the money in a very, very safe environment until I was going to invest it in various opportunities. I was VERY clear that on April 10, 2008 I needed to $1.6 million available for taxes and I was told that Auction Rate Preferred ("ARPS") bonds were the "same as cash" with the auctions every week and so that meant the money was freely accessible upon a few days notice.

In February of 2008 I was told that the auctions had failed and that my money was no longer accessible. I asked what happened to the "same as cash" and then I was told that it really wasn't same as cash. That these ARPS had been safe and secure for the last 25 years  but since credit dried up and liquidity went away I was not going to be getting any monies including the $1.6 million for my taxes.

To OPCO's credit they helped me obtain a loan to cover the taxes but I had to pledge $2 in ARP for each $1 borrowed. There is a default clause if the auctions did not take place but because my bonds were the high securitized ones the rate of interest on default are lower then what I was being paid before they froze. How could that be? In real life, if you default on a debt interest rates go up NOT down. No such luck here, which is another major contention. Why would interest rates go down and not up upon default, that is the real salt in the wound, kick them when they are down syndrome?

So now I am paying out over $70,000 a year in interest on my loan while receiving less than $11,000 in interest on $2.6 million on my remaining (but pledged) ARP holdings.

The two companies that have planted their corporate feet in the ground are PIMCO and Blackrock, both of which do a tremendous business with the Federal Government but absolutely will not stand up and take back these bonds that were marketed to the downstream brokerages OPCO for resale as "same as cash" bonds. They make fortunes doing business with the Federal Government while totally ignoring the pain and suffering they are causing the taxpayers.

This situation is much more insidious then the Madoff debacle, causing more harm to "everyday" people. There are literally tens of thousands of people like me with their life savings frozen while the PIMCOS and Blackrocks of the world "rock on" for their stock holders. This is scam of the highest magnitude generated by the most notable and prominent companies and makes the Madoff ponzi  scheme pale in size and breadth to this.

 OPCO, Smith Barney Pioneer, Dreyfus, Eaton Vance, and the list goes on and on, offered up these vehicles that were promoted and sold to us by them  "as same as cash" and they all even got paid a fee to sell them, when in reality that was far from the truth.

The Market Makes supported the "same as cash" tenet by buying up any unsold units from the auctions. As soon as they stopped buying the entire system collapsed leaving those of us that expected our Brokers, their companies and the company's risk managers to do the due diligence work necessary to understand what these Auction Rate bond actually were, and never should have represented to anyone that they were "same as cash"  which unfortunately for those of us now frozen out of our life savings now have come to understand.

OPCO is claiming they had no idea that they were not "same as cash." Where was their due diligence, they make money when they sell these bonds. They should know and fully disclose the possible down side. Certainly if each individual broker is not aware of the "dark side" of what they are selling to retail clients someone with Risk Management at OPCO should have known and shared that downstream to the brokers that are offering them to their retail customers.

Where was the oversight! FINRA, the SEC, The various stock exchanges.

Where are THEY now!

Will you help us regain our dignity, our faith in our system.

I feel like the government has passed me by. They forced the banks that had affiliated brokerage divisions to buy/redeem them back from their clients and while they left those of us who were guided to these bonds through traditional brokerage houses are left in exile.

We could use that money to start new business's (and hire people), purchase cars and homes and expensive durable goods instead I sit and wonder if this nightmare will ever end.
Why are we any different then bank brokerage clients?

Please respond to this plea for help and action and let me know that you have taken the time to read this expose and are willing to forward this to anyone you feel could or would help to free up billions of dollars that can be used to fuel the stagnant economy.

One of the forgotten ones.

XXXXX

XXX-XXX-XXXX